Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Present at the Planet MicroCap Showcase: TORONTO 2025 in partnership with MicroCapClub on Wednesday, October 22, 2025

Vancouver, B.C. Canada, October 1, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), announced that it will be presenting at the Planet MicroCap Showcase: TORONTO 2025 in partnership with MicroCapClub on Wednesday, October 22, 2025, at 10am (EDT) at the Arcadian Loft in Downtown Toronto. Jason Williams, Chief Executive Officer of Kidoz Inc., will be hosting the presentation and answering questions at the conclusion.

Kidoz Inc. is a global AdTech software company that powers privacy-first, high-performance mobile advertising across children, teens, families, and general audiences. Through its Kidoz Safe Ad Network and Prado division, the Company delivers compliant, contextual campaigns at scale, enabling trusted engagement for brands while maintaining the highest standards of digital safety and privacy.

To access the live presentation, please use the following information:

Planet MicroCap Showcase: TORONTO 2025 in partnership with MicroCapClub

Date: Wednesday, October 22, 2025, at 10am (EDT)

Webcast: https://event.summitcast.com/view/34SFNFBix4cZpKNiohrXeh/2ctV4DLKcjeezpvMnt3RBH

Kidoz management will also be available for 1x1 meetings over the course of the entire event held between 21 - 23 October, 2025. To attend the conference and book a specific 1x1 investor meeting time please make sure you are registered (https://www.meetmax.com/sched/event_123229/conference_register.html).

“We’re excited to participate in the Planet MicroCap Showcase to share Kidoz’s compelling investment story,” said Jason Williams, CEO of Kidoz Inc. “2024 marked a pivotal inflection point for our company as we returned to profitability after significant technical investments were made to establish a market-leading positions in the rapidly growing mobile gaming advertising ecosystem. Our unique combination of comprehensive SDK technology, Kite IQ AI capabilities, and complete advertising infrastructure positions us advantageously in this evolving landscape.”

The presentation will highlight Kidoz’s recent financial achievements, including the company’s transformation from net loss of ($2,012,056) in fiscal year 2023 to net income of $353,140 in fiscal 2024, with a particularly strong fourth quarter 2024 performance with revenue of $7,444,505 and net income of $1,864,657 in the quarter. In our presentation Jason Williams will discuss the company’s three core technology pillars that create sustainable competitive advantages and its expansion strategy beyond the market-leading kids focus to capture the broader mobile gaming audience of teens and adults.

The Planet MicroCap Showcase event runs from October 21 to 23, 2025, and offers a unique opportunity for investors to engage directly with innovative microcap companies through presentations and one-on-one meetings. Registration is expected to close soon, and one-on-one meeting scheduling will open shortly. Interested investors are encouraged to register promptly to secure participation.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Planet MicroCap

Planet MicroCap is a global multimedia financial news, publishing and events company for the MicroCap investing community. We have cultivated an active and engaged audience of folks that are interested in learning about and to stay ahead of the curve in the MicroCap space.

About Kidoz Inc.

Kidoz Inc. (TSXV: KDOZ) (OTCQB: KDOZF) (www.kidoz.net) is a global AdTech software company providing brand safe mobile gamer engagement at scale, connecting advertisers with high-value mobile gaming audiences through an AI-driven, privacy-first infrastructure. The Company’s technology foundation centres on three core pillars: comprehensive SDK integrations, the proprietary Kite IQ AI contextual intelligence engine, and complete end-to-end advertising technology infrastructure delivering superior campaign performance without relying on personal data.

Kidoz delivers brand safe ads to all ages in the powerful mobile gaming market where 70% of users are adults. The Company’s technology reaches hundreds of millions of people daily across 60+ countries through over 1,000 direct SDK integrations with premium mobile gaming apps. Google-certified and Apple-approved, the Kidoz network adheres to COPPA, GDPR, and global privacy standards, and is one of the first compliant solutions under the EU AI Act, having built its foundation for kids-compliance.

The platform enables mobile game developers to monetize safely while providing agencies and brands with compliant access to high-engagement gaming audiences. The Company serves leading brands including McDonald’s, Disney, LEGO, and Mattel through comprehensive managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities. Kidoz maintains market-leading positions in kids-focused advertising while strategically expanding through Prado, its wholly owned operating division that focuses on teens and adults, securing traction across multiple advertising verticals including finance, beauty, and insurance. This expansion unlocks substantial revenue streams from the $81 billion mobile gaming market.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.